Exhibit 12.01

Utah Medical Products, Inc.
Exhibit 12 to Registration Statement on Form S-3
Calculation of ratio of earnings to fixed charges pursuant to Item 503(d) of Regulation S-K

	Six months
	ended	Year ended December 31,
	6/30/2008	2007	2006	2005	2004	2003
Fixed charges
(a) interest expensed and capitalized	$125,848	$270,315	$254,807	$9,767	$-	$46,803
(b) amortized premiums, discounts and caaitalized expenses related to indebtedness	-	-	-	-	-	-
(c) estimated interest within rental expense	28,372	56,048	54,998	53,972	54,191	52,748
(d) preference security dividend requirements of subsidiaries	-	-	-	-	-	-
Total fixed charges	$154,220	$326,363	$309,805	$63,739	$54,191	$99,551

Earnings
Total of:
(a) Pretax income from continuing operations:	$5,629,874	$12,038,193	$12,417,535	$10,214,223	$16,117,471	$33,852,443
(b) fixed charges	154,220	326,363	309,805	63,739	54,191	99,551
(c) amortization of capitalized interest	-	-	-	-	-	-
(d) distrubuted income of equity investees	-	-	-	-	-	-
(e) issuer's share of of pre-tax losses of equity investees	-	-	-	-	-	-
	5,784,094	12,364,556	12,727,340	10,277,962	16,171,662	33,951,994
Less:
(a) interest capitalized	-	-	-	-	-	-
(b) preference security dividend requiremtns of consolidated subsidiaries	-	-	-	-	-	-
(c) minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-	-	-	-
	-	-	-	-	-	-
Total Earnings	$5,784,094	$12,364,556	$12,727,340	$10,277,962	$16,171,662	$33,951,994

Ratio of earnings to fixed charges	37.5	37.9	41.1	161.3	298.4	341.1